**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**May 14, 2013**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES EXCHANGE ACT OF 1934**

**VIVUS, Inc.**

**File No. 001-33389 - CF#29191**

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VIVUS, Inc. submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information it excluded from Exhibit 10.62 to a Form 8-K filed on September 18, 2007 and Exhibit 10.1 to a Form 8-K filed on December 24, 2008.  Exhibit 10.62 was refiled with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on May 8, 2013.  Exhibit 10.1 was refiled with fewer redactions on a Form 8-K/A filed on July 15, 2009.

Based on representations by VIVUS, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| Exhibit | Form | Filed | Confidential Treatment Granted |
|---|---|---|---|
| 10.62 | 8-K | September 18, 2007 | through December 31, 2022 |
| 10.1 | 8-K | December 24, 2008 | through December 31, 2022 |
| 10.1 | 8-K/A | July 15, 2009 | through December 31, 2022 |
| 10.2 | 10-Q | May 8, 2013 | through December 31, 2022 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Michael Seaman
Special Counsel